

SUPPL

# DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net Website: www.dentonia.net

July 21, 2003

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549


03024976

Dear Sirs/Mesdames:

Re: Financial Statements for the Nine Months ended May 31, 2003

Enclosed is a copy of the above material for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.



Adolf A. Petancic
President

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001


SEC MAIL PROCESSING
RECEIVED
AUG 01 2003
WASH, D.C. 155 SECTION


BCSC

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Dentonia Resources Ltd. | May 31, 2003 | 03/07/16 |

ISSUER'S ADDRESS

100-853 Richards Street

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | BC | V6B 3B4 | 1-604-682-1144 | 1-604-682-1141 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Mr. Adolf Petancic | President | 1-604-682-1141 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| dentonia@telus.net | www.dentonia.net |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Adolf A. Petancic"* | Adolf A. Petancic | 03/07/16 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"H. Martyn Fowlds"* | H. Martyn Fowlds | 03/07/16 |


SEC MAIL PROCESSING
RECEIVED
AUG 0 1 2003
WASH. D.C.
155
SECTION

FIN 51-901f Rev. 2000/12/19

**DENTONIA RESOURCES LTD.**

**CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE PERIODS ENDED**

**MAY 31, 2003 AND 2002**

(Unaudited - see Notice to Reader)






MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com


## NOTICE TO READER

We have compiled the balance sheet of Dentonia Resources Ltd. as at May 31, 2003 and the statements of operations and deficit, and cash flows for the periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

July 3, 2003

**DENTONIA RESOURCES LTD.**

**CONSOLIDATED BALANCE SHEETS**

(Unaudited - see Notice to Reader)

| | As at May 31, 2003 $ | As at August 31, 2002 $ |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | 60,352 | 2,787 |
| Accounts receivable | 192 | 332 |
| Prepaid expenses | 5,677 | - |
| | 66,221 | 3,119 |
| CAPITAL ASSETS (Note 5) | 3,787 | 4,564 |
| MINERAL PROPERTIES (Note 4) | 37,117 | 4,315 |
| | 107,125 | 11,998 |
| **LIABILITIES** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and accrued liabilities | 5,884 | 19,260 |
| **SHAREHOLDERS' EQUITY** | | |
| CAPITAL STOCK (Note 6) | 7,390,070 | 7,173,820 |
| DEFICIT | (7,288,830) | (7,181,081) |
| | 101,240 | (7,261) |
| | 107,124 | 11,999 |

APPROVED BY THE BOARD

*"Adolf A. Petancic"* Director

*"H. Martyn Fowlds"* Director



**DENTONIA RESOURCES LTD.**

**CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT**

**FOR THE PERIODS ENDED MAY 31, 2003 AND 2002**

(Unaudited - see Notice to Reader)

| | Three Months Ended May 31, | | Nine Months Ended May 31, | |
|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| GENERAL EXPENSES | | | | |
| Accounting and legal | 2,350 | 274 | 7,950 | 2,580 |
| Amortization | 260 | 341 | 778 | 1,023 |
| Bank charges and interest | 38 | 35 | 157 | 87 |
| Exchange loss (gain) | 48 | 38 | 111 | 38 |
| Management fees | - | 4,000 | 10,000 | 4,000 |
| Office and miscellaneous | 1,542 | 1,024 | 6,923 | 4,818 |
| Shareholder relations | 58 | 3,291 | 11,629 | 10,661 |
| Telephone and communications | 701 | 529 | 1,603 | 1,635 |
| Transfer agent and filing fees | 3,912 | 2,842 | 7,404 | 8,844 |
| Wages and benefits | 18,282 | 8,438 | 40,536 | 39,073 |
| | 27,191 | 20,812 | 87,091 | 72,759 |
| OTHER INCOME (EXPENSES) | | | | |
| Expense recoveries | 1,144 | 1,144 | 1,342 | 1,718 |
| Equity investment losses | - | - | (22,000) | - |
| | 1,144 | 1,144 | (20,658) | 1,718 |
| NET LOSS FOR THE PERIOD | (26,047) | (19,668) | (107,749) | (71,041) |
| DEFICIT - BEGINNING OF PERIOD | (7,262,783) | (7,126,299) | (7,181,081) | (7,074,926) |
| DEFICIT - END OF PERIOD | (7,288,830) | (7,145,967) | (7,288,830) | (7,145,967) |
| LOSS PER SHARE | (0.01) | (0.01) | (0.01) | (0.01) |



**DENTONIA RESOURCES LTD.**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**FOR THE PERIODS ENDED MAY 31, 2003 AND 2002**

(Unaudited - see Notice to Reader)

| | Three Months Ended May 31, | | Nine Months Ended May 31, | |
|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| CASH FROM (USED IN): | | | | |
| OPERATING ACTIVITIES | | | | |
| Net loss for the period | (26,047) | (19,668) | (107,749) | (71,041) |
| Items not involving cash | | | | |
| Amortization | 260 | 341 | 778 | 1,023 |
| Equity investment losses | - | - | 22,000 | - |
| | (25,787) | (19,327) | (84,971) | (70,018) |
| Change in non-cash working capital items | (5,541) | 5,431 | (18,912) | (6,940) |
| | (31,328) | (13,896) | (103,883) | (76,958) |
| FINANCING ACTIVITY | | | | |
| Capital stock issued | - | - | 216,250 | 77,500 |
| INVESTING ACTIVITIES | | | | |
| Expenditures on mineral property | (14,600) | - | (32,802) | (12,004) |
| Increase in investments and advances | - | - | (22,000) | - |
| | (14,600) | - | (54,802) | (12,004) |
| INCREASE (DECREASE) IN CASH | (45,928) | (13,896) | 57,565 | (11,462) |
| CASH - BEGINNING OF PERIOD | 106,280 | 17,419 | 2,787 | 14,985 |
| CASH - END OF PERIOD | 60,352 | 3,523 | 60,352 | 3,523 |



1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement and actual results may differ from such estimates.

These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Northernera Diamonds Inc.

b) Investments

The investment in DHK Resources Ltd. is recorded using the equity method of accounting.

c) Capital assets

Capital assets are stated at cost less accumulated amortization, which is recorded over the useful lives of the assets on the declining balance basis at the following annual rates:

| | |
|---|---|
| Computer | 30% |
| Furniture and fixtures | 20% |

d) Mineral properties

Costs relating to the acquisition and exploration of mineral properties are deferred until the properties are placed into commercial production, sold, or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned.

e) Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date with resulting exchange gains and losses being included in the determination of income.

f) Loss per share

The loss per share is calculated on the weighted average of shares outstanding during the period.



2. SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Fair market value of financial instruments

The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.

h) Interim financial statements

These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management reflect all normal recurring adjustments necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3. INVESTMENTS AND ADVANCES

The Company owns a one-third interest in DHK Resources Ltd. ("DHK"), a Northwest Territories corporation which has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories.

The investment has been written down to $nil as a result of recognizing the proportionate share of the losses of DHK.

4. MINERAL PROPERTIES

| | 2003<br>$ | 2002<br>$ |
|---|---|---|
| Lac de Gras | 22,517 | 4,315 |
| Pellatt Lake | 14,600 | - |
| | 37,117 | 4,315 |

Lac de Gras, Northwest Territories
The Company, through its 1/3 equity position in DHK Diamonds Inc., holds, indirectly, pursuant to a Joint Venture Agreement dated December 6, 2002, interests in 3 mineral leases, 12 mineral claims, and 1 fractional mineral claim. All mineral lease and claims are recorded in the name of BHP Billiton Diamonds Inc.

Pellatt Lake, Northwest Territories
The Company has staked for its own and sole account 7 mineral claims and holds, indirectly, through its 1/3 equity position in DHK Diamonds Inc., an interest in another 6 mineral claims at Pellatt Lake, Northwest Territories.



## 5. CAPITAL ASSETS

| | Cost $ | Accumulated Amortization $ | May 31, 2003 Net Book Value $ | August 31, 2002 Net Book Value $ |
|---|---|---|---|---|
| Computer | 16,920 | 15,960 | 960 | 1,239 |
| Furniture and fixtures | 23,245 | 20,418 | 2,827 | 3,325 |
| | 40,165 | 36,378 | 3,787 | 4,564 |

## 6. CAPITAL STOCK

Authorized:

| | |
|---|---|
| 100,000,000 | Common shares without par value |
| 10,000,000 | Class A preferred shares without par value |

| Issued: | # | $ |
|---|---|---|
| August 31, 2001 | 13,149,708 | 7,056,320 |
| Warrants exercised | 250,000 | 25,000 |
| Shares issued for subscriptions received | 300,000 | 30,000 |
| Private placement | 1,250,000 | 62,500 |
| August 31, 2002 | 14,949,708 | 7,173,820 |
| Warrants exercised | 525,000 | 52,500 |
| Directors' options exercised | 300,000 | 30,000 |
| Debt settlement | 137,500 | 13,750 |
| Private placement | 1,200,000 | 120,000 |
| May 31, 2003 | 17,112,208 | 7,390,070 |

Private placement:

The Company issued 1,200,000 units at $0.10 per unit for proceeds of $120,000. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at $0.10 per share expiring January 13, 2005.

*Options and warrants:*

Options have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 1,685,000 common shares at a price of $0.10 per share, expiring January 22, 2006 as to 1,625,000 options and April 22, 2006 as to 60,000 options.

Warrants have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 1,350,000 common shares at a price of $0.10 per share, expiring August 8, 2003 as to 150,000 warrants and January 13, 2005 as to 1,200,000 warrants.



7. RELATED PARTY TRANSACTIONS

Included in the determination of net loss for the period are salaries and fees to a director recorded at their exchange amounts of $23,000 (2002 - $16,250).

8. LOSSES CARRIED FORWARD

The Company has approximately $1,495,000 in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

| | $ |
|---|---|
| 2003 | 308,000 |
| 2004 | 373,000 |
| 2005 | 242,000 |
| 2006 | 201,000 |
| 2007 | 144,000 |
| 2008 | 122,000 |
| 2009 | 105,000 |

Cumulative Canadian Development and Exploration Expenses of approximately $1,751,000 are available to reduce future taxable income.

Net capital losses which can be applied to reduce future taxable gains amount to $304,000.





British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Dentonia Resources Ltd. | May 31, 2003 | 03/07/16 |

ISSUER'S ADDRESS

100-853 Richards Street

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | BC | V6B 3B4 | 1-604-682-1144 | 1-604-682-1141 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Mr. Adolf Petancic | President | 1-604-682-1141 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| dentonia@telus.net | www.dentonia.net |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Adolf A. Petancic"* | Adolf A. Petancic | 03/07/16 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"H. Martyn Fowlds"* | H. Martyn Fowlds | 03/07/16 |

# QUARTERLY REPORT

**BC FORM 51-901F (previously Form 61)**
**DENTONIA RESOURCES LTD.**
***For the Nine Months ended May 31, 2003***

***SCHEDULE B: SUPPLEMENTAL INFORMATION***

1. See financial statements.
2. Non-arms length expenditures – fiscal year-to-date $23,000

3.(a) Summary of securities issued: 3rd Quarter - None

| Date of Issue | Type of Securities | Type of Issue | Number | Price | Total Proceeds |
|---|---|---|---|---|---|
| | | | | | |

| Date of Issue | Type of Securities | Type of Issue | Number | Total Proceeds | Exercise Price | Expiry Date |
|---|---|---|---|---|---|---|
| | | | | | | |

3.(b) **Options Granted:** 3rd Quarter – 60,000 common shares

| Date of Issue | Type of Securities | Type of Issue | Number | Price | Total Proceed |
|---|---|---|---|---|---|
| April 22, 2003 | Common Shares | Stock Option | 60,000 | $0.10 | N/A |

4.(a) **Authorized Capital:**
-100,000,000 common shares without par value
-10,000,000 Class A preferred shares without par value

4.(b) **Issued and outstanding shares:** 17,112,208

4.(c) **Options Outstanding:** directors, officers and employees stock options outstanding were as follows:

| Name | No. Of Shares | Exercise Price | Expiration Date |
|---|---|---|---|
| Gerald G. Carlson | 200,000 | 0.10 | January 22, 2006 |
| Dorothy Chin | 200,000 | 0.10 | January 22, 2006 |
| H. Martyn Fowlds | 250,000 | 0.10 | January 22, 2006 |
| Adolf A. Petancic | 825,000 | 0.10 | January 22, 2006 |
| Brian E. Weir | 150,000 | 0.10 | January 22, 2006 |
| Max Braden | 60,000 | 0.10 | April 22, 2006 |
| TOTAL: | 1,685,000 | | |

**Warrants Outstanding:**

| Number of Shares | Price | Expiry |
|---|---|---|
| 150,000 | $0.10 | on or before August 8, 2003 |
| 1,200,000 | $0.10 | on or before January 13, 2005 |
| TOTAL: 1,350,000 | | |

4.(d) No shares are held in escrow

5. The current directors and officers are:
Adolf A. Petancic, Director and President;
Gerald G. Carlson, Director;
Brian Weir, Director;
Martyn Fowlds, Director, Vice President and Secretary.

# QUARTERLY REPORT
## BC FORM 51-901F (previously Form 61)
## DENTONIA RESOURCES LTD.
***For the Nine Months ended May 31, 2003***

*SCHEDULE C: MANAGEMENT DISCUSSION*

## GENERAL MATTERS, DESCRIPTION OF BUSINESS, EXPLORATION AND ANALYSES

### DIAMOND EXPLORATION, LAC DE GRAS, PELLATT LAKE - NWT

#### Pellatt Lake, NWT

On May 23, 2003 and Dentonia Resources Ltd. ("Dentonia") and DHK Diamonds Inc. ("DHK"), in which Dentonia has 1/3 equity position, each entered into an agreement (parallel agreements) with Peregrine Diamonds Inc. ("Peregrine") to explore and develop the Pellatt Lake property.

Peregrine has an agreement with BHP Minerals International Exploration Inc. ("BHPB") to deploy the Falcon ™ System throughout North, South and Central America.

The Falcon ™ system is an airborne geophysical system that incorporates a gravity gradiometer, a stinger magnetometer, DGPS (Global Position System), radar and baro altimeters, laser topographic scanner, and radiometrics, and is the world's first high resolution airborne gravity gradiometer capable of direct mineral deposit detection.

It is flown with a fixed wing aircraft at an altitude of 80-120m with a proposed line spacing of 100m. The Falcon™ System is the result of a +US$240m investment in this technology by the US military and a subsequent >>5 year, US$36m, development project by BHPB.

Kimberlites of sufficient volume with pyroclastic/diatreme facies will likely have sufficient contrast with the surrounding host rocks to allow detection.

Falcon™ has been deployed at the Ekati Diamond Mine, and has contributed to the identification of new kimberlites with only weak magnetic or e.m. responses.

The essential terms of Peregrine Agreements are:

1) Peregrine will design, implement and pay for the Falcon Survey over the Property to be conducted before December 31, 2003;

2) Peregrine will have the right to drill test, at its cost, any target areas identified by the Falcon Survey on or before December 31, 2005 and will thereby acquire 51% interest in each such target area drill tested;

3) Peregrine will have the right to bulk sample, at its cost, each target area with a minimum of a 200 tonne sample to earn an additional 14% or 65% total interest in each target area bulk sampled;

4) Peregrine, by arranging production financing, may earn an additional 10% or 75% total in each target area, if the target area is taken to production, and will obtain

marketing rights to the diamonds produced from such target area for a 10-year period.

Three (3) of the claims owned by DHK are subject to 1% gross overriding royalty in favor of Kennecott Canada Exploration Inc., the remaining Dentonia and DHK claims are unencumbered.

Part of this Pellatt Lake property was explored by Kennecott Canada Exploration Inc. and background information and results were made available to Dentonia.

Intrepid Geophysics Ltd. ("Intrepid") of North Vancouver, on June 4, 2003, provided a reinterpretation of a Dighem V Airborne geophysical survey conducted in 1995.

To quote from Intrepid's report:

> "An analysis of the aeromagnetics over the Pellatt Lake property has identified 15 geophysical targets that fit 'accepted' criteria for kimberlite intrusions, in addition to the 8 targets previously identified by Dighem in their 1995 interpretation. The total 23 identified kimberlite targets of Pellatt Lake include 2 anomalies that are assigned 'high' priority due to their dual EM-magnetic response, 7 are assigned medium priority and the remaining 14 are low priority, reflecting a weak to moderate geophysical response and singular EM or magnetics.
>
> Target PL5a is assigned a high priority due to its dual EM-magnetic response. The PL-5a anomaly is clustered with anomalies; PL-05b medium, PL-05c low. The previously picked (by Dighem) anomalies were also reviewed. One of these (DG-10) is assigned a medium to high priority due to its low resistivity signal and its interpreted bedrock conductor response."

These 3 anomalies are located on recently acquired ground by Dentonia.

The diamondiferous dyke, PL01, drill tested in 1996 did not produce a discernable anomaly. Fusion results from this 1996 drill test produced 63 diamonds, 57 micros, and 6 macros, from 141.99 kg sample.

## WO CLAIM BLOCK, LAC DE GRAS, NWT

### WO9 – 7 Additional Priority Targets

Dentonia Resources Ltd. ("Dentonia"), a 1/3 equity shareholder in DHK Diamonds Inc. has been advised by Archon Minerals Limited ("Archon") that an exploration program, under the direction of Dr. Stu Blusson, completed one (1) 75 ft. diamond drill hole from the ice during May.

This hole was located at the center of a bay, with a water depth of 12 ft., part of a small lake, commenced in granite and was stopped in granite.

A diamond drill hole, completed last summer, located to the south of this particular hole and drilled towards the center of the bay, at a 47° dip angle, intercepted kimberlite over a length of 127 ft. from 157 ft. to 284 ft., and was stopped in kimberlite.

The configuration of the two drill holes indicates that the kimberlite body dips under granite to the north, significantly, toward the center of a large Falcon gravity anomaly. It now appears that the kimberlite is larger than expected, with most of it being outside the lake. This assumption will be tested at the beginning of the summer drill program at the end of July, beginning of August. In addition this drill program will include drilling at least 7 priority targets throughout the WO claim block.

## DO27

A re-evaluation of the results of the DO27 kimberlite is in progress with a view to possibly retest the DO27.

The contributing participants in the WO claim block are BHP Billiton Diamonds Inc. – 38.475%; DHK Diamonds Inc. – 28.80% (equally owned by Dentonia, Horseshoe, and Kettle River); Archon Minerals Limited – 16.475%; Aberex Minerals Ltd. – 9.75%; and SouthernEra Resources Limited – 6.50% (Kennecott retained a 1% and Aberex 0.3% gross overriding royalty).

## OPERATIONS, SOLVENCY, AND FINANCIAL CONDITIONS

Dentonia's operation loss for the 9 month period to May 31, 2003 was $87,091. Dentonia had a working capital of $60,352 at May 31, 2003.

The Company has no internal sources of funds and primarily depends on its ability to raise equity funds to continue its activities.

The funds at the end of the nine month period are sufficient to carry Dentonia through the initial phases of the forthcoming exploration program at Lac de Gras, NWT, and no expenditures are expected at Pellatt Lake, NWT, as outlined above.

## INVESTOR RELATIONS

No particular investor relations activities were undertaken by the Dentonia during the period under review except dissemination of press releases and exploration reviews to the media, interested shareholders, investors, and brokers except it reactivate its website at www.dentonia.net.

## FURTHER INFORMATION

For press releases and other up-dated information, please contact Dentonia either by phone, fax, e-mail at dentonia@telus.net, or refer to the Company's website at www.dentonia.net, SEDAR website www.sedar.com or Stockhouse website www.stockhouse.ca.